Exhibit 99.1

Fenbo Holdings Limited Announces Closing of Its Initial Public Offering

Hong Kong, Dec. 1, 2023 (GLOBE NEWSWIRE) – Fenbo Holdings Limited (the “Company” or “Fenbo”), an established provider of personal care electric appliances and toys products to oversea markets, today announced the closing of its initial public offering (the “Offering”) of 1,000,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $5.00 per share for total gross proceeds of $5,000,000, before deducting underwriting discounts and other offering expenses. The Offering closed on December 1, 2023 and the Ordinary Shares began trading on Nasdaq Capital Market on November 30, 2023, under the ticker symbol “FEBO”.

The Company has granted the underwriters an option, within 45 days from the date of the prospectus, to purchase up to an additional 150,000 Ordinary Shares at the public offering price, less underwriting discounts, to cover the over-allotment option, if any.

The Offering has been conducted on a firm commitment basis. EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”), acted as sole book-running manager for the Offering. Schlueter & Associates, P.C. acted as U.S. counsel to the Company, and Sichenzia Ross Ference Carmel LLP acted as U.S. counsel to EF Hutton, in connection with the Offering.

The Company intends to use the proceeds from this Offering for 1) expanding production capacity and capability; 2) strengthening engineering, research and development capability; 3) penetrating and further expanding into new and existing geographical markets; 4) general working capital; and 5) an advisory fee.

A registration statement on Form F-1 (File No. 333-274448) relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on November 27, 2023. The Offering was made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, from EF Hutton, Attn: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, or via email at syndicate@efhuttongroup.com or telephone at (212) 404-7002. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Fenbo Holdings Limited

Headquartered Hong Kong and through its operating subsidiaries in Hong Kong and Guangdong Province, Fenbo represents over 30 years of experience producing personal care electric appliances (principally electrical hair styling products) and toys products to overseas markets. The Company, since 2006 also has been served as an OEM and ODM for Spectrum Brands, a global home essential company, and its sole customer, producing electrical hair styling products, under the “Remington” brand which Spectrum Brands has the right of the use of, and which are currently sold to Europe, United States and Latin America. For more information, please visit: http://www.fenbo.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriter

EF Hutton, division of Benchmark Investments, LLC

Ms. Stephanie Hu, Head of Asia, Investment Banking

Email：syndicate@efhuttongroup.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214